Exhibit (a)(5)

[communication to be in email format]

3 West Plumeria Drive
San Jose, CA 95134

Confirmation of Receipt of [Letter(s) of Transmittal/Notice of Change in Letter(s) of Transmittal]

We have received the [Letter of Transmittal/Notice of Change in Letter of Transmittal] for one or more of your eligible options. Based on the [Letter(s) of Transmittal/Notice of Change in Letter of Transmittal] we have received from you to date, you have elected to exchange the following options:

Number of
Outstanding
Plan	Grant ID	Grant Date	Exercise Price	Shares

Total

If this is not correct, please send an email to Rmorales@selectica.com as soon as possible, but in any event, before 9:00 p.m. Pacific Time on March 19, 2003 with the correct information and resend the Letter of Transmittal or Notice of Change in Letter of Transmittal containing the correct information.

Please note that you may change your previous election(s) at any time before 9:00 p.m. Pacific Time on March 19, 2003. If we extend the offer to exchange beyond that time, you may change your previous election at any time until the extended date.

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